Exhibit (a)(11)

FOR IMMEDIATE RELEASE

Contacts:	Media:	Investors:

	Matthew Sherman / Jeremy Jacobs	Richard Tennant
	Joele Frank, Wilkinson Brimmer Katcher	iBasis, Inc.
	212-355-4449	781-505-7409
ir@ibasis.net

iBASIS ALERTS STOCKHOLDERS THAT KPN’S OWN PROJECTIONS DEMONSTRATE THAT ITS UNSOLICITED OFFER IS GROSSLY INADEQUATE AND OPPORTUNISTIC

Special Committee Urges Stockholders to REJECT KPN’s Tender Offer

BURLINGTON, MASS. — August 4, 2009 — iBasis, Inc. (NASDAQ: IBAS) today announced that it is mailing the following letter to the Company’s stockholders in connection with the unsolicited tender offer commenced by Royal KPN N.V. (AMS: KPN and OTC: KKPNY.PK) (“KPN”).

THE SPECIAL COMMITTEE OF iBASIS’ BOARD OF DIRECTORS URGES YOU TO REJECT KPN’S OFFER AND TO NOT TENDER YOUR SHARES

August 4, 2009

Dear iBasis Stockholder:

The Special Committee of iBasis’ Board of Directors recently sent to you its recommendation that stockholders REJECT Royal KPN N.V.’s unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock not owned by KPN and its affiliates for $1.55 per share in cash.  We believe KPN’s offer is opportunistic, grossly inadequate and not in the best interests of iBasis’ non-KPN stockholders.

KPN’S OWN DOCUMENTS DEMONSTRATE THAT KPN IS ATTEMPTING TO UNDERPAY FOR THE CONSIDERABLE VALUE OF YOUR SHARES

We know that KPN values iBasis far more than the $1.55 per share it has offered based on internal projections that it shared with iBasis management as recently as June, 2009.  In an internal document entitled “Strategic Scenario’s iBasis, 2009-2012” that KPN provided to iBasis in mid-June of this year, KPN projected 2012 EBITDA(1) and free cash flows(2) for iBasis of $53.7 million and $43.7 million, respectively.   The same document noted that under an alternative potential upside scenario, iBasis could achieve 2012 EBITDA of $81.2 million.

(1) Earnings before interest, taxes, depreciation and amortization.

(2) Customarily defined as net cash provided by operating activities less purchases of property and equipment.

– more –

In the same internal document, KPN concluded that “iBasis has potential to outperform the market,” noting that with the completion of the integration of KPN’s international wholesale long distance voice business iBasis is “ready for ‘back-on-track’ growth initiatives.”  KPN also noted that iBasis is a “top-3 marketplayer” and that “market consolidation [is] always in favor of top marketplayers.”

KPN, you may recall, has two representatives on the iBasis Board of Directors, and as an insider, is privy to significant information about the Company’s results and strategies not available to other stockholders.

You haven’t seen the projections KPN prepared in June because KPN disclosed a completely different set of projections in the tender offer materials it filed with the Securities and Exchange Commission (SEC) on July 28, 2009.  In KPN’s offer document, which was filed less than six weeks after its June internal projections were provided to iBasis, KPN projected 2012 EBITDA of just $31.9 million — approximately 40% less than what KPN projected iBasis to achieve in its June projections!

According to KPN’s filing with the SEC, the alternative set of projections filed with the SEC was prepared in May 2009, one month prior to the preparation of the undisclosed (and more positive) June forecasts referred to above.  It appears that KPN did not even share its June projections with its own investment banker, since the analysis presented in KPN’s tender offer documents is based on the May projections.

The table below shows the difference between the May (disclosed) and June (undisclosed) KPN forecasts:

	KPN May 2009 Forecasts (Disclosed by KPN in SEC Filing)				KPN June 2009 Forecasts (NOT Disclosed by KPN)
($ mm)	2009	2010	2011	2012	2009	2010	2011	2012
Revenue	1,015.5	1,023.2	1,037.4	1,053.9	1,000.0	1,080.0	1,153.8	1,224.8
EBITDA	38.9	35.2	34.0	31.9	37.0	42.0	48.9	53.7
Free Cash Flow	*	*	*	*	27.0	32.0	38.9	43.7

(*) Not disclosed

We believe that KPN is not disclosing its own internal June projections regarding iBasis because KPN does not want to pay a fair price for your iBasis shares.

In our view, KPN’s June forecasts represent KPN’s true internal views of iBasis, and we believe that even KPN’s more positive view of iBasis and the Company’s prospects, evidenced in its June forecasts, present a conservative view of iBasis’ potential future results.  However, in light of KPN presenting only one set of earlier-dated forecasts prepared to justify its inadequate offer, we have decided to file today with the SEC the full presentation delivered to us by KPN that contains KPN’s own June forecasts.  A copy can also be downloaded from the iBasis Investor Relations website at www.ibasis.com.  To protect the interests of the minority stockholders of iBasis, we are also taking appropriate steps to bring this matter to the attention of the appropriate authorities at the SEC.

DO NOT ALLOW KPN TO TAKE OVER YOUR COMPANY FOR

LESS THAN FAIR VALUE

The Special Committee and management team are committed to maximizing value for all iBasis stockholders and we will take every necessary action to protect your interests.  But the most important step that you can take in defense of your own interests is to REJECT KPN’s offer and not tender your shares.

Stockholders with questions about the Special Committee’s recommendation or how to withdraw any tender of their shares may call the Special Committee’s information agent, Innisfree M&A Incorporated, toll-free at 888-750-5834 (Banks and Brokers may call Innisfree collect at 212-750-5833).

On behalf of the Board of Directors, we thank you for your support.

Sincerely,

W. Frank King
Chairman, Special Committee

On July 30, 2009, iBasis announced that the Special Committee of its Board of Directors unanimously determined that KPN’s unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock for $1.55 cash per share is grossly inadequate and not in the best interests of iBasis’ minority stockholders.  Accordingly, the Special Committee has recommended, on behalf of iBasis, that the minority stockholders reject KPN’s offer and not tender their shares pursuant to the offer.

Jefferies & Company, Inc. is serving as independent financial advisor to the Special Committee and Gibson, Dunn & Crutcher LLP is serving as independent legal counsel.

Stockholders with questions about the Special Committee’s recommendation or how to withdraw any tender of their shares may call the Special Committee’s information agent, Innisfree M&A Incorporated, toll-free at 888-750-5834.

About KPN’s Projections

KPN’s internal memo that sets forth KPN’s June 2009 projections referred to above (the “KPN June Projections”) does not contain definitions for any of its line items or otherwise expressly indicate the method by which certain of the projected information provided therein, such as EBITDA and free cash flow (which are non-GAAP items), was calculated.  A complete copy of the KPN internal memo which sets forth the KPN June Projections can be obtained at www.iBasis.com.  For additional information regarding KPN’s May 2009 projections referred to above (the “KPN May Projections”), including certain assumptions on which such projections were based, please see pages 25-27 of KPN’s Offer to Purchase dated July 28, 2009, which can be obtained free of charge at the SEC’s Internet page (www.sec.gov).

Information regarding the KPN June Projections has been included in this press release for the limited purpose of giving stockholders of iBasis access to financial projections that were prepared by KPN and delivered to iBasis, and comparing such information to the KPN May Projections included in KPN’s offer documents.  We believe both the KPN May Projections and KPN June Projections were not prepared by KPN with a view to public disclosure or compliance with guidelines of the SEC, the American Institute of Certified Public Accountants, the Public Company Accounting Oversight Board or any other similar body regarding projections or forecasts.  The inclusion of the KPN May Projections and KPN June Projections should not be regarded as an indication that iBasis or any of its affiliates or representatives considers either set of projections to be a reliable prediction of future events, and the information should not be relied upon as such.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica.  The Company carried approximately 24 billion minutes of international voice traffic in 2008. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

This press release contains “forward-looking statements”. These statements relate to expectations concerning matters that (i) are not historical facts, (ii) predict or forecast future events or results, or (iii) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions and may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “project”, “intend”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meaning. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it does not give any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the control of the Company. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC (collectively, the “Periodic Reports”). All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. The Company undertakes no duty or obligation to revise these forward-looking statements. Please refer to the risk factors described in the Periodic Reports as well as other documents the Company files with the SEC from time to time.

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